

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2021

Michael R. Cole
Chief Financial Officer
UFP Industries Inc.
2801 East Beltline NE
Grand Rapids, MI 49525

> **Re: UFP Industries Inc.**
> **Form 10-K for the Fiscal Year Ended December 28, 2019**
> **Filed February 26, 2020**
> **File No. 000-22684**

Dear Mr. Cole:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Manufacturing